

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

<u>Via E-Mail</u>
Wolfgang U. Nickl
Senior VP and Chief Financial Officer
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re:** **Western Digital Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2011**
> **Filed August 12, 2011**
> **File No. 001-08703**

Dear Mr. Nickl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

1. You indicate in Note 9 that you did not provide for income taxes for $4.7 billion of undistributed foreign earnings, as such earnings are intended to finance local operating requirements and capital investments. Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S. in jurisdictions where earnings are permanently reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

2.   Additionally, you disclose your current cash, cash equivalents, and cash generated from operations will be sufficient to meet your working capital and capital expenditure needs through the foreseeable future. Tell us how you considered clarifying this disclosure to cover the period of the next twelve months rather than the foreseeable future. See FRC 501.03(a) and Section IV of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Note 5. Legal Proceedings, page 58

3.   In your discussion of various intellectual property litigation claims you state that the company "intends to defend itself vigorously in this matter."   In addition, your disclosures indicate that for the matters described therein, the company has either recorded an accrual for losses that are probable and reasonably estimable or has determined that, "while a loss is reasonably possible, a reasonable estimate of the amount of loss or range of possible losses with respect to the claim, including the amount of loss in excess of the amount accrued, cannot be made." Please clarify whether you are unable to determine the amount of reasonably possible losses in excess of the amounts accrued for each case discussed. If true, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and you are able to estimate the amount of such loss, then in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief